[redacted]

16001750

SEC Mail Processing Section

FEB 24 2016

Washington DC 403

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| SEC FILE NUMBER |
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| 8-40413 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/15** ENDING **12/31/15**
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Buckman, Buckman, and Reid**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**44 Church Street**
(No. and Street)

**Little Silver, NJ 07739**
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**John Famiglietti (732) 530-0303**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**McGuigan Tombs and Company**
(Name – *if individual, state last, first, middle name*)

**2399 Highway 34, Building D Manasquan, NJ 08736**
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, **H. John Buckman, Jr.** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Buckman, Buckman & Reid, Inc**, as of **December 31, 2015** are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN A. FAMIGLIETTI
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires May 22, 2018

John A Famiglietti 2/22/16
Notary Public

Signature
Managing Director
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

mcguigan tombs & company PC
certified public accountants

2399 Highway 34 • Bldg D
Manasquan, New Jersey 08736
732-292-1800 • Fax 732-292-9336
www.mcguiganco.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Buckman, Buckman & Reid, Inc. and Affiliate

We have audited the accompanying consolidated statements of financial condition of Buckman, Buckman & Reid, Inc. (a New Jersey corporation) and Affiliate as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in subordinated borrowings, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of Buckman, Buckman & Reid, Inc. and Affiliate's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of Buckman, Buckman & Reid, Inc. and Affiliate as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information included on pages 17 and 18 has been subjected to audit procedures performed in conjunction with the audit of Buckman, Buckman & Reid, Inc. and Affiliate's consolidated financial statements. The supplemental information is the responsibility of Buckman, Buckman & Reid, Inc. and Affiliate's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240. 17a-5. In our opinion, the supplemental information included on pages 17 and 18 is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

McGuigan Tombs & Co, PC

McGuigan Tombs & Company, P.C.
Certified Public Accountants

February 23, 2016
Manasquan, New Jersey

*BUCKMAN, BUCKMAN & REID, INC. AND AFFILIATE*

Consolidated Statements of Financial Condition

December 31, 2015 and 2014

## ASSETS

| | 2015 | 2014 |
|---|---|---|
| Cash and cash equivalents | $ 1,145,968 | $ 951,723 |
| Deposits with clearing organizations | 100,000 | 100,000 |
| Securities owned - equities, at fair value | 117,976 | 198,927 |
| Receivable from clearing organizations | 895,624 | 838,009 |
| Other receivables | 217,855 | 127,453 |
| Prepaid expenses and other assets | 49,171 | 88,449 |
| Note receivable - stockholder | 80,000 | 80,000 |
| Property and equipment at cost, net of accumulated depreciation of $234,599 in 2015 and $233,296 in 2014 | 151,094 | - |
| | $ 2,757,688 | $ 2,384,561 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2015 | 2014 |
|---|---|---|
| Accounts payable and accrued expenses | $ 1,826,594 | $ 1,612,052 |
| Collateralized agreements: | | |
| Subordinated loans | 595,000 | 610,000 |
| Secured demand note - stockholder | 80,000 | 80,000 |
| Total liabilities | 2,501,594 | 2,302,052 |
| Stockholders' equity | | |
| Common stock, no par value - authorized 10,000 shares; issued and outstanding 2,576 shares in 2015 and 2014, respectively | 1,248,212 | 1,248,212 |
| Additional paid in capital | 52,166 | 52,166 |
| Accumulated deficit | (1,044,284) | (1,217,869) |
| Total stockholders' equity | 256,094 | 82,509 |
| | $ 2,757,688 | $ 2,384,561 |

See accompanying notes to consolidated financial statements

**_BUCKMAN, BUCKMAN & REID, INC. AND AFFILIATE_**

Consolidated Statements of Operations

For the Years Ended December 31, 2015 and 2014

| | 2015 | 2014 |
|---|---|---|
| Revenues | | |
| Commission and concessions | $ 5,717,510 | $ 4,844,033 |
| Management and consulting fees | 3,152,480 | 2,953,849 |
| Trading income | 4,570,117 | 5,313,361 |
| Interest and dividends | 112,630 | 127,044 |
| Total revenues | 13,552,737 | 13,238,287 |
| Expenses | | |
| Employee compensation, commissions and benefits | 9,932,015 | 9,914,720 |
| Other operating expenses | 1,312,876 | 1,308,997 |
| Communications and information services | 1,033,562 | 951,525 |
| Clearance charges | 504,789 | 551,193 |
| Occupancy and equipment | 525,199 | 386,111 |
| Interest expense | 63,711 | 69,101 |
| Total expenses | 13,372,152 | 13,181,647 |
| Net income before provision for income taxes | 180,585 | 56,640 |
| Provision for income taxes | | |
| Federal | 5,000 | - |
| States | 2,000 | 2,000 |
| Total provision for income taxes | 7,000 | 2,000 |
| Net income | $ 173,585 | $ 54,640 |

See accompanying notes to consolidated financial statements

*BUCKMAN, BUCKMAN & REID, INC. AND AFFILIATE*

Consolidated Statement of Changes in Subordinated Borrowings

For the Years Ended December 31, 2015 and 2014

| | |
|---|---|
| Subordinated borrowings at December 31, 2013 | $ 675,000 |
| Decreases: | |
| Payments of subordinated loans | (65,000) |
| Subordinated borrowings at December 31, 2014 | $ 610,000 |
| Increases: | |
| Subordinated loan provided by stockholder | 50,000 |
| Decreases: | |
| Payments of subordinated loans | (65,000) |
| Subordinated borrowings at December 31, 2015 | $ 595,000 |

See accompanying notes to consolidated financial statements

## *BUCKMAN, BUCKMAN & REID, INC. AND AFFILIATE*
Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2015 and 2014

| | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| Balance as of December 31, 2013 | $1,248,212 | $52,166 | $(1,272,509) | $ 27,869 |
| Net income | | | 54,640 | 54,640 |
| Balance as of December 31, 2014 | $1,248,212 | $52,166 | $(1,217,869) | $ 82,509 |
| Net income | | | 173,585 | 173,585 |
| Balance as of December 31, 2015 | $1,248,212 | $52,166 | $(1,044,284) | $256,094 |

See accompanying notes to consolidated financial statements

***BUCKMAN, BUCKMAN & REID, INC. AND AFFILIATE***

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2015 and 2014

| | 2015 | 2014 |
|---|---|---|
| Cash flows from operating activities | | |
| Net income | $ 173,585 | $ 54,640 |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Depreciation and amortization expense | 1,303 | 693 |
| Changes in: | | |
| Securities owned - equities, at fair value | 80,951 | 24,630 |
| Deposits with clearing organizations | - | 528 |
| Receivable from clearing organizations | (57,615) | (72) |
| Other receivables | (90,402) | (44,150) |
| Prepaid expenses and other assets | 39,278 | 1,264 |
| Accounts payable and accrued expenses | 214,542 | 883,150 |
| Marketable equity securities sold short | - | (193,129) |
| Net cash provided by operating activities | 361,642 | 727,554 |
| Cash flows (used) by investing activities | | |
| Capital expenditures for property and equipment | (152,397) | - |
| Cash flows (used) by financing activities | | |
| Proceeds from issuance of subordinated loans | 50,000 | - |
| Payments of subordinated loans | (65,000) | (65,000) |
| Net cash (used) by financing activities | (15,000) | (65,000) |
| Net increase in cash and cash equivalents | 194,245 | 662,554 |
| Cash and cash equivalents as of beginning of year | 951,723 | 289,169 |
| Cash and cash equivalents as of end of year | $ 1,145,968 | $ 951,723 |
| Cash paid during the year for | | |
| Interest | $ 63,711 | $ 69,101 |
| Income taxes | $ 7,000 | $ 2,000 |

See accompanying notes to consolidated financial statements

Note 1 - Summary of significant accounting policies

Organization

Buckman, Buckman & Reid, Inc. was formed on September 7, 1988 under the provisions of the Business Corporation Law of New Jersey. The Company is registered with the SEC and Financial Industry Regulatory Authority (FINRA) as a broker-dealer pursuant to Section 15(b) of the Securities and Exchange Act of 1934, and is authorized to engage in business as a broker or dealer retailing corporate securities over the counter and as a mutual fund retailer. The Company, through its affiliate, also provides investment advisory services. The Company does not hold customer funds or securities, and processes all transactions through independent clearing services. Buckman Advisory Group, LLC was formed under the state laws of New Jersey and began activity during 2004 providing investment advisory services.

Basis of consolidated statements

The consolidated financial statements include the accounts of Buckman, Buckman & Reid, Inc. and Buckman Advisory Group, LLC. The financial statements have been consolidated under the requirements of FASB ASC 810. All significant intercompany transactions and balances have been eliminated in the consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Concentration of credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary,

Note 1 - Summary of significant accounting policies (cont'd)

Concentration of credit risk (cont'd)

the credit standing of each counterparty. The Company maintains its cash balances with quality financial institutions. The balances are invested in non-interest bearing accounts and are insured by the Federal Deposit Insurance Corporation up to $250,000 per financial institution.

Securities owned - equities

Marketable equity securities are carried at market value as of the last day of the month. The resulting difference between cost and market value is included in income.

Property and equipment

Property and equipment is carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the respective assets which is approximately three to five years. Depreciation for leasehold improvements is calculated over the duration of the Company's lease agreement.

Net capital requirements

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under the provisions of the rule, the Company must maintain net capital, as defined, equal to $100,000. In addition, the Company made markets in various securities which required its minimum net capital to be $326,614 at December 31, 2015 ($416,545 as of December 31, 2014). Under rule 15c3-1, the Company is prohibited from engaging in any securities transactions whenever its aggregate indebtedness exceeds 15 times its net capital. As of December 31, 2015, the Company had net capital (as defined by Rule 15c3-1) of $493,281, ($524,808 as of December 31, 2014), which was $166,667 greater ($108,263 greater as of December 31, 2014) than the aforementioned net capital requirement. The net capital requirement, as defined, was the greater of $326,614 or 6 2/3% of aggregate indebtedness of $1,826,594 for the year ended December 31, 2015.

Commissions

Commission revenue is earned on customers' orders and is paid directly by the clearing broker.

Commission revenue and related expenses are recorded as of the settlement date. Settlement of such transactions generally occurs on or before the third business day following the transaction date. All customer accounts are carried by a correspondent broker on a fully-disclosed basis.

Note 1 - Summary of significant accounting policies (cont'd)

Customer accounts

All cutomer accounts are carried by a correspondent broker on a fully-disclosed basis.

Income taxes

Deferred income taxes are provided on temporary differences between the financial reporting basis and income tax basis of the Company's assets, liabilities and operating loss and tax credit carryforwards using the liability method. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax asset will not be realized.

Uncertain tax positions

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its shareholder will not be subject to additional tax, penalties and interest as a result of such challenge.

Subsequent events

FASB ASC 855 requires interim and annual disclosure of the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. The Company evaluated subsequent events through the report date on February 23, 2016; there is no disclosure necessary.

Note 2 - Deposits with clearing organizations

The Company is required to maintain a $100,000 good-faith deposit with its clearing organization, RBC Correspondent Services. In August, 2015, the Company amended its clearing agreement with RBC. The amendment provided for financial incentives and future payments to the Company based on the attainment of specified monthly financial metrics. In exchange, the clearing agreement was extended between the parties for an additional seven years, to June, 2024. The Company also made a principal payment to RBC in 2015 of $65,000, reducing its subordinated loan balance to $120,000.

Note 2 - Deposits with clearing organizations (cont'd)

The Company successfully concluded its arbitration hearing with Apex Clearing Services in September, 2015, and was awarded a financial settlement. The clearing agreement with Apex was terminated, and the Company retains no further obligations to Apex, or its customers.

Note 3 - Fair value measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. FASB ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1-Quoted prices in active markets for identical assets or liabilities.

Level 2-Observable inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3-Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The fair values of investments as of December 31, 2015 are summarized in the table below:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Securities owned: | | | | |
| Equities | $ 117,976 | $ - | $ - | $ 117,976 |

Note 3 - Fair value measurement (cont'd)

The fair values of investments as of December 31, 2014 are summarized in the table below:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Securities owned: | | | | |
| Equities | $ 198,927 | $ - | $ - | $ 198,927 |

Note 4 - Property and equipment

Property and equipment consists of the following as of December 31:

| | 2015 | 2014 |
|---|---|---|
| Furniture and equipment | $ 208,830 | $ 208,830 |
| Leasehold improvements | 176,863 | 24,466 |
| | 385,693 | 233,296 |
| Less: accumulated depreciation | (234,599) | (233,296) |
| | $ 151,094 | $ - |

For the years ended December 31, 2015 and 2014, depreciation and amortization expense amounted to $1,303 and $693, respectively.

Note 5 - Subordinated loans

Subordinated loans consist of the following as of December 31, 2015 and 2014:

| | Maturity date | Interest rate | 2015 | 2014 |
|---|---|---|---|---|
| Unsecured subordinated loan agreement with stockholder | 02/28/17 | 8% | $140,000 | $140,000 |
| Unsecured subordinated loan agreement with affiliate | 07/31/19 | 10% | 25,000 | 25,000 |
| Unsecured subordinated loan agreement | 07/31/19 | 8% | 60,000 | 60,000 |
| Unsecured subordinated loan agreement | 07/31/16 | 8% | 75,000 | 75,000 |
| Unsecured subordinated loan agreement | 07/31/19 | 10% | 125,000 | 125,000 |
| Unsecured subordinated loan agreement | 12/21/18 | 10% | 50,000 | - |
| Unsecured subordinated loan agreement | 06/01/17 | Libor plus 4% | 120,000 | 185,000 |
| | | | $ 595,000 | $ 610,000 |

Note 5 - Subordinated loans (cont'd)

Interest expense charged to operations for the years ended December 31, 2015 and 2014 under the secured demand note and subordinated loan agreements amounted to $51,146 in 2015 and $53,709 in 2014.

Note 6 - Other receivables

For the years ended December 31, 2015 and December 31, 2014, included in other receivables is $181,205 and $109,107 of advances made to the stockholders of the Company, respectively. The advances are payable over the normal course of business.

Note 7 - Note receivable - stockholder and secured demand note - stockholder

Effective February 28, 2013, the Company entered into a Secured Demand Note Collateral Agreement with one of the Company's stockholders. Under the agreement, the Company may demand up to $80,000 from the stockholder.

The stockholder is required to maintain in designated accounts at least $114,286 in securities, or $81,633 in cash, to fully collateralize the amount of the note. The agreement expires February 28, 2017. As of December 31, 2015, the Company had not exercised its option to demand any portion of the $80,000 secured demand note. The annual interest expense under this agreement is $6,400.

Note 8 - Income taxes

The provision for income taxes as determined in accordance with FASB ASC 740 is summarized as follows:

Expense for the year ended December 31, 2015:

| | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ 5,000 | - | $ 5,000 |
| States | 2,000 | - | 2,000 |
| | $ 7,000 | $ - | $ 7,000 |

Expense for the year ended December 31, 2014:

| | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ - | $ - | $ - |
| States | 2,000 | - | 2,000 |
| | $ 2,000 | $ - | $ 2,000 |

Note 8 - Income taxes (cont'd)

The components of deferred tax assets at December 31, 2015 are as follows:

| | Federal | State |
|---|---|---|
| Net operating loss carryforwards | $ 99,000 | $ 470,000 |
| Less: valuation allowance | (99,000) | (470,000) |
| | $ - | $ - |

The above net operating loss carryforwards expire at various times through 2033.

Realization of the deferred tax assets is dependent upon generating sufficient future taxable income. Management is of the opinion that it is more likely than not that future taxable income will not be sufficient to realize the above tax assets and have, therefore, provided a full valuation allowance.

The Company is no longer subject to federal tax examinations by taxing authorities for years prior to 2012. State jurisdictions have various statutes of limitations ranging from one and a half to four years. The Company is no longer subject to tax examinations by the various state taxing authorities for years prior to 2011.

Note 9 - Lease commitments

The Company occupies its office facilities and uses certain equipment under various operating leases. The Company has entered into a lease with a related party for its New Jersey office. Rent expense charged to operations under the aforementioned lease agreements amounted to $370,079 in 2015 and $246,520 in 2014.

The annual minimum rental payment commitments under non-cancelable leases are as follows:

| | |
|---|---|
| 2016 | $ 230,236 |
| 2017 | 239,069 |
| 2018 | 248,244 |
| 2019 | 257,775 |
| 2020 and thereafter | 4,688,854 |
| | $ 5,664,178 |

Note 10 - Litigation

The Company is involved in various claims, counterclaims and lawsuits, arising in the normal course of business. Management believes that any financial responsibility that may be incurred in settlement of such actions would not be material to the Company's financial position.

Note 10 - Litigation (cont'd)

The Company is a registered broker-dealer and as such is subject to the continuous review and supervision of those who regulate its industry, including FINRA, the United States Securities and Exchange Commission, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations as soon as possible. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines. In this regard, the Company's financial statements at December 31, 2014 reflect a $200,000 fine levied by FINRA. The fine is being paid over a three year period. The balance as of December 31, 2015 was $110,905.

Note 11 - Net capital requirements

The clearing agreement with RBC requires the Company to maintain net capital (calculated in accordance with SEC Rule 15c3-1) of $100,000. At December 31, 2015 the Company is in compliance with this requirement.

## *Buckman, Buckman & Reid, Inc. and Affiliate*

Computation of Net Capital Under Rule 15c3-1

December 31, 2015

| | |
|---|---|
| Net capital | |
| Common stock | $ 1,248,212 |
| Additional paid-in capital | 52,166 |
| Retained earnings | (1,044,284) |
| Total stockholders' equity qualified for net capital | 256,094 |
| Add | |
| Subordinated borrowings allowable in computation of net capital | 675,000 |
| Total capital and allowable subordinated borrowings | 931,094 |
| | |
| Deductions and/or charges | |
| Nonallowable assets | |
| Other receivable | 217,855 |
| Prepaid expenses and other assets | 200,265 |
| Unsecured debit balances | 2,350 |
| Total deductions and/or charges | 420,470 |
| Net capital before haircuts on securities positions | 510,624 |
| | |
| Haircuts on other securities owned | 17,343 |
| Net capital | 493,281 |
| Minimum capital required to be maintained | 326,614 |
| Net capital in excess of minimum capital requirement | $ 166,667 |
| | |
| Aggregated indebtedness | $ 1,826,594 |
| | |
| Ratio of aggregate indebtedness to net capital | 3.70 to 1 |

Note

In accordance with rule 15c3-1(a)(1), the Company is required to maintain a net capital amount which is the greater of $100,000 or 6 2/3% of aggregated indebtedness, or the capital required for market-making activities. At December 31, 2015, the net capital required for market-making activities was $326,614.

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2015.

*BUCKMAN, BUCKMAN & REID, INC. AND AFFILIATE*
Computation of Net Capital Under Rule 15c3-1
December 31, 2014

| | |
|---|---|
| Net capital | |
| Common stock | $ 1,248,212 |
| Additional paid-in capital | 52,166 |
| Retained earnings | (1,217,869) |
| Total stockholders' equity qualified for net capital | 82,509 |
| Add | |
| Subordinated borrowings allowable in computation of net capital | 690,000 |
| Total capital and allowable subordinated borrowings | 772,509 |
| Deductions and/or charges | |
| Nonallowable assets | |
| Other receivable | 127,453 |
| Prepaid expenses and other assets | 88,449 |
| Unsecured debit balances | 2,313 |
| Total deductions and/or charges | 218,215 |
| Net capital before haircuts on securities positions | 554,294 |
| Haircuts on other securities owned | 29,486 |
| Net capital | 524,808 |
| Minimum capital required to be maintained | 416,545 |
| Net capital in excess of minimum capital requirement | $ 108,263 |
| Aggregated indebtedness | $ 1,612,052 |
| Ratio of aggregate indebtedness to net capital | 3.07 to 1 |

Note

In accordance with rule 15c3-1(a)(1), the Company is required to maintain a net capital amount which is the greater of $100,000 or 6 2/3% of aggregated indebtedness, or the capital required for market-making activities. At December 31, 2014, the net capital required for market-making activities was $416,545.

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2014.

mcguigan tombs & company PC
certified public accountants

2399 Highway 34 • Bldg D
Manasquan, New Jersey 08736
732-292-1800 • Fax 732-292-9336
www.mcguiganco.com

## INDEPENDENT ACCOUNTANT'S AGREED-UPOND PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors
Buckman, Buckman & Reid, Inc. and Affiliate

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015 , which were agreed to by Buckman, Buckman & Reid, Inc. and Affiliate, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Buckman, Buckman & Reid, Inc. and Affiliate's compliance with the applicable instructions of Form SIPC-7. Buckman, Buckman & Reid, Inc. and Affiliate's management is responsible for Buckman, Buckman & Reid, Inc. and Affiliate's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGuigan Tombs & Co, PC

McGuigan Tombs & Company, P.C.
Certified Public Accountants

February 23, 2016
Manasquan, New Jersey

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

# General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*******1470*********************MIXED AADC 220
040413 FINRA DEC
BUCKMAN, BUCKMAN & REID INC
44 CHURCH ST
LITTLE SILVER NJ 07739-1434

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______________________________

2. A. General Assessment (item 2e from page 2) $ 20,639

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 10,008 )
7/24/15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 10,631

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 10,631

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 10,631

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______________________________

______________________________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Buckman, Buckman & Reid, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 2nd day of FEBRUARY, 20 16.

CONTROLLER
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2015**
and ending **12/31/2015**

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 13,552,737 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | 6096 |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 6096 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 158,570 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 504,789 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | 4,576,213 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 63,711 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 45,052 | |
| Enter the greater of line (i) or (ii) | 63,711 |
| Total deductions | 5,303,283 |
| 2d. SIPC Net Operating Revenues | $ 8,255,550 |
| 2e. General Assessment @ .0025 | $ 20,639 |

(to page 1, line 2.A.)

mcguigan tombs & company PC
certified public accountants

2399 Highway 34 • Bldg D
Manasquan, New Jersey 08736
732-292-1800 • Fax 732-292-9336
www.mcguiganco.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Buckman, Buckman & Reid, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Buckman, Buckman & Reid, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Buckman, Buckman & Reid, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) and Buckman, Buckman & Reid, Inc. stated that Buckman, Buckman & Reid, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Buckman, Buckman & Reid Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Buckman, Buckman & Reid Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McGuigan Tombs & Co. PC

McGuigan Tombs & Company, P.C.
Certified Public Accountants

February 23, 2016
Manasquan, New Jersey

mt

## EXEMPTION REPORT

Buckman, Buckman & Reid, Inc. claims an exemption from Rule 240.15a5c3-3 based on provision (k) (2) (ii) of the Rule. All of Buckman, Buckman & Reid's customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

Buckman, Buckman & Reid met the terms of the identified exemption throughout its most recent fiscal year (Year 2015) without exception.

I, H. John Buckman Jr., swear (or affirm) that the aforementioned statements are true.

---

H. John Buckman Jr.
Managing Director

***BUCKMAN, BUCKMAN, & REID, INC.***
***AND AFFILIATE***

Consolidated Financial Statements and
Supplementary Information

For the Years Ended December 31, 2015 and 2014

(With Independent Auditors' Report Thereon)

These financial statements and schedules
should be deemed confidential pursuant to
subparagraph (e)(3) of Rule 17a-5.